UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MSD Investment Corp.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. None	Page 1 of 4

1	NAMES OF REPORTING PERSONS Susan Lieberman Dell Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,723,607
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,723,607

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,607
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

CUSIP NO. None	Page 2 of 4

1	NAMES OF REPORTING PERSONS Susan Lieberman Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,723,607
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,723,607

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,607
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

CUSIP NO. None	Page 3 of 4

1	NAMES OF REPORTING PERSONS Hexagon Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,723,607
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,723,607

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,607
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

CUSIP NO. None	Page 4 of 4

1	NAMES OF REPORTING PERSONS Marc R. Lisker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,723,607
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,723,607

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,607
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

Item 1(a)	Name of Issuer:

The name of the issuer is MSD Investment Corp. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of Susan Lieberman Dell Separate Property Trust (the “Trust”), Susan Lieberman Dell, Hexagon Trust Company (the “Trustee”) and Marc R. Lisker (collectively, the “Reporting Persons”).

The Trust is the direct owner of the securities covered in this statement. Mrs. Dell is the beneficiary of, and may be deemed to beneficially own securities beneficially owned by, the Trust. The Trustee is the trustee of, and may be deemed to beneficially own securities beneficially owned by, the Trust. Mr. Lisker is the President of, and may be deemed to beneficially own the securities beneficially owned by, the Trustee. Each of the Trustee and Mr. Lisker disclaims any pecuniary interest in the assets of, or any securities beneficially owned by, the Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 14, 2024, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Trust, the Trustee and Mrs. Dell is 60 Penhallow Street, Suite 400, Portsmouth, New Hampshire 03801.

The address of the principal business office of Mr. Lisker is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 2(c)	Citizenship:

The Trust is organized under the laws of the State of Texas.

The Trustee is incorporated under the laws of the State of New Hampshire.

Each of Mrs. Dell and Mr. Lisker is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

None.

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	Susan Lieberman Dell Separate Property Trust

(a)	Amount beneficially owned: 6,723,607

(b)	Percent of class: 6.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,723,607

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 6,723,607

B.	Susan Lieberman Dell

(a)	Amount beneficially owned: 6,723,607

(b)	Percent of class: 6.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,723,607

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: 6,723,607

C.	Hexagon Trust Company

(a)	Amount beneficially owned: 6,723,607

(b)	Percent of class: 6.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,723,607

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 6,723,607

D.	Marc R. Lisker

(a)	Amount beneficially owned: 6,723,607

(b)	Percent of class: 6.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,723,607

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 6,723,607

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Susan Lieberman Dell Separate Property Trust

By:	Hexagon Trust Company
Its:	Trustee

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President

Susan Lieberman Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Hexagon Trust Company

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President

Marc R. Lisker

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24 to the Form 3 filed December 26, 2018 by Susan Lieberman Dell Separate Property Trust and Susan Lieberman Dell)

99.1	Joint Filing Agreement dated November 14, 2024